SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

NxStage Medical, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67072V103
(CUSIP Number)

John A. Willett, Esq.
Arnold & Porter LLP
399 Park Avenue
New York, New York 10022-4690
      Tel No. (212) 715-1001
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

October 19, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 67072V103

1.	Names of Reporting Persons	David S. Utterberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization	United States

Number of	7. Sole Voting Power		5,517,309 *
Shares Bene-
ficially Owned	8. Shared Voting Power		0
By Each
Reporting	9. Sole Dispositive Power		5,517,309 *
Person With
	10. Shared Dispositive Power		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,517,309 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.3%

14.	Type of Reporting Person (See Instructions)	IN

* Includes (i) an option to purchase 12,000 shares of Common Stock at an exercise price of $12.59 per share, which option is immediately exercisable as of the date hereof and expires on December 7, 2010 (the “2010 Option”), (ii) an option to purchase 14,000 shares of Common Stock at an exercise price of $10.83 per share, which option is immediately exercisable as of the date hereof and expires May 29, 2011 (the “2011 Option”), (iii) an option to purchase 14,000 shares of Common Stock at an exercise price of $12.20 per share, which option is immediately exercisable as of the date hereof and expires May 29, 2012 (the “2012 Option”), (iv) an option to purchase 14,000 shares of Common Stock at an exercise price of $5.39 per share, which option is immediately exercisable as of the date hereof and expires May 28, 2013 (the “2013 Option”), (v) an option to purchase 14,000 shares of Common Stock at an exercise price of $3.38 per share, which option is immediately exercisable as of the date hereof and expires May 27, 2014 (the “2014 Option”), and (vi) an option to purchase 14,000 shares of Common Stock at an exercise price of $13.88 per share, which option is immediately exercisable as of the date hereof and expires May 26, 2015 (the “2015 Option”, and collectively with the 2010 Option, the 2011 Option, the 2012 Option, the 2013 Option and the 2014 Option, the “Options”).

The information in this Amendment No. 7 to Schedule 13D (this “Seventh Amendment”) supplements and amends, but is not a complete restatement of, Amendment No. 3 to Schedule 13D (the “Original Schedule 13D”) filed by David S. Utterberg with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2010 relating to the common stock, par value $0.001 per share (the “Common Stock”), of NxStage Medical, Inc. (the “Company”), as amended by Amendment No. 4. to Schedule 13D filed with the SEC on May 21, 2010, Amendment No. 5 to the Schedule 13D filed with the SEC on August 3, 2010, and Amendment No. 6 to the Schedule 13D filed with the SEC on September 27, 2010 (the Original Schedule 13D, as so amended, the “Schedule 13D”).  This Seventh Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.  Capitalized terms used in this Seventh Amendment but not otherwise defined have the meaning ascribed to them in the Schedule 13D.  The Schedule 13D is supplemented and amended as follows:

Item 5.  Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)           Mr. Utterberg may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,517,309 shares of Common Stock (which includes 82,000 shares of Common Stock issuable upon exercise by Mr. Utterberg of the Options), which constitute approximately 11.3% of the issued and outstanding shares of Common Stock.*

*The number of shares of Common Stock beneficially owned by, and the percentage of outstanding shares of Common Stock represented thereby for, Mr. Utterberg have been computed in accordance with Rule 13d-3 under the Exchange Act.  The percentage of ownership described above is based on an aggregate of 48,703,258 shares of Common Stock, which consists of (i) 48,621,258 shares of Common Stock issued and outstanding as of July 30, 2010, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2010 and (ii) 82,000 shares of Common Stock issuable upon exercise of the Options.

(b)           Mr. Utterberg has the sole power to dispose of or direct the disposition of, and the sole power to vote or direct the vote of, 5,517,309 shares of Common Stock, when, as and if Mr. Utterberg exercises all the Options.

(c)           On October 14, 2010, Mr. Utterberg sold an aggregate of 282,750 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $20.42 to $21.16 per share.  The weighted average sales price for these sale transactions is $20.766.

On October 15, 2010, Mr. Utterberg sold an aggregate of 87,828 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $20.91 to $21.44 per share.  The weighted average sales price for these sale transactions is $21.2.

On October 18, 2010, Mr. Utterberg sold an aggregate of 58,914 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $21.14 to $21.72 per share.  The weighted average sales price for these sale transactions is $21.473.

On October 19, 2010, Mr. Utterberg sold an aggregate of 86,799 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $20.74 to $21.40 per share.  The weighted average sales price for these sale transactions is $20.94.

On October 20, 2010, Mr. Utterberg sold an aggregate of 43,984 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $20.62 to $21.55 per share.  The weighted average sales price for these sale transactions is $21.259.

On October 21, 2010, Mr. Utterberg sold an aggregate of 57,627 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $20.94 to $21.69 per share.  The weighted average sales price for these sale transactions is $21.323.

On October 22, 2010, Mr. Utterberg sold an aggregate of 37,773 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $21.30 to $21.81 per share.  The weighted average sales price for these sale transactions is $21.622.

On October 25, 2010, Mr. Utterberg sold an aggregate of 86,475 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $20.31 to $21.30 per share.  The weighted average sales price for these sale transactions is $21.043.

On October 25, 2010, Mr. Utterberg sold an aggregate of 7,850 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $21.31 to $21.73 per share.  The weighted average sales price for these sale transactions is $21.366.

On October 26, 2010, Mr. Utterberg sold an aggregate of 42,505 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $20.80 to $21.65 per share.  The weighted average sales price for these sale transactions is $21.2335.

On October 27, 2010, Mr. Utterberg sold an aggregate of 70,573 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $20.39 to $20.98 per share.  The weighted average sales price for these sale transactions is $20.7093.

On October 28, 2010, Mr. Utterberg sold an aggregate of 26,980 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $20.32 to $21.13 per share.  The weighted average sales price for these sale transactions is $20.5703.

On October 29, 2010, Mr. Utterberg sold an aggregate of 109,942 shares of Common Stock in multiple transactions pursuant to the Trading Plan at sales prices ranging from $19.58 to $20.54 per share.  The weighted average sales price for these sale transactions is $20.2034.

Except as described above, Mr. Utterberg did not engage in any transactions in shares of Common Stock since the Amendment No. 6 to Schedule 13D was filed with the SEC on September 27, 2010.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2010

/s/ David S. Utterberg
David S. Utterberg